UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

Modigene Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

607826104

(CUSIP Number)

Shai Novik
3 Sapir Street
Weizmann Science Park
Nes-Ziona, Israel 74140
(866) 644-7811

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607826104

1.	Names of Reporting Persons. Phillip Frost, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,434,332 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,434,332 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,434,332 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.40%

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 6,535,666 shares of Common Stock, (ii) vested and exercisable warrants to purchase 266,666 shares of Common Stock and (iii) 632,000 shares of Series A Preferred Stock that are convertible on a one-for-one basis into newly issued shares of Common Stock (the conversion ratio of the Series A Preferred Stock is subject to adjustment as described in Item 4).  All securities reported are held by Frost Gamma Investments Trust, of which Phillip Frost, M.D. is the trustee and Frost Gamma, L.P. is the sole and exclusive beneficiary.  Phillip Frost, M.D. is one of two limited partners of Frost Gamma, L.P.  The general partner of Frost Gamma, L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Phillip Frost, M.D. is also the sole shareholder of Frost-Nevada Corporation.

CUSIP No. 607826104

1.	Names of Reporting Persons. Frost Gamma Investments Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,434,332 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,434,332 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,434,332 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.40%

14.	Type of Reporting Person (See Instructions) OO
(1) Consists of (i) 6,535,666 shares of Common Stock, (ii) vested and exercisable warrants to purchase 266,666 shares of Common Stock and (iii) 632,000 shares of Series A Preferred Stock that are convertible on a one-for-one basis into newly issued shares of Common Stock (the conversion ratio of the Series A Preferred Stock is subject to adjustment as described in Item 4).  All securities reported are held by Frost Gamma Investments Trust, of which Phillip Frost, M.D. is the trustee and Frost Gamma, L.P. is the sole and exclusive beneficiary. Phillip Frost, M.D. is one of two limited partners of Frost Gamma, L.P.  The general partner of Frost Gamma, L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Phillip Frost, M.D. is also the sole shareholder of Frost-Nevada Corporation.

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D amends the Schedule 13D filed on June 21, 2007, and amended on April 17, 2008, August 22, 2008, November 12, 2008 and February 10, 2009, by Phillip Frost, M.D. and Frost Gamma Investments Trust (the “Gamma Trust”) (collectively, the “Reporting Persons”), with respect to common stock, $.00001 par value (the “Common Stock”) of Modigene Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 3 Sapir Street, Weizmann Science Park, Nes-Ziona, Israel 74140. Information regarding each of the Reporting Persons is set forth below.

Item 2.	Identity and Background

Dr. Frost’s principal occupation is Chairman and Chief Executive Officer of Opko Health, Inc., a Delaware corporation, focused on the commercialization and development of proprietary pharmaceuticals, therapeutic devices, drug delivery technology, diagnostic systems and instruments for the treatment and prevention of ophthalmic disease.  Dr. Frost’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

The Gamma Trust is a trust organized under the laws of the State of Florida. The Gamma Trust’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

To the best knowledge of each of the Reporting Persons, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Dr. Frost is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of securities of the Issuer was from the working capital of the Gamma Trust.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer for investment purposes only.

On March 3, 2009, the Gamma Trust entered into a Securities Purchase Agreement with Centrum Bank AG, pursuant to which, on March 3, 2009, the Gamma Trust purchased 1,000,000 shares of Common Stock from Centrum Bank AG at a price per share of $0.40, for aggregate consideration of $400,000.

On March 25, 2008, the Gamma Trust and other investors entered into a Securities Purchase Agreement (the “March 2008 Securities Purchase Agreement”) with the Issuer, pursuant to which the Gamma Trust purchased 632,000 shares of Series A preferred stock, par value $0.00001 per share (the “Series A Preferred Stock”) of the Issuer for aggregate consideration of $1,580,000.  A total of 800,000 shares of Series A Preferred Stock were sold by the Issuer pursuant to the March 2008 Securities Purchase Agreement

The Series A Preferred Stock is convertible, at the option of each holder, beginning on March 1, 2009 and ending at 5:00 p.m., Eastern time, on March 25, 2012, without the payment of any additional consideration, into Common Stock of the issuer at the applicable conversion price discussed below.  If any holder of shares of Series A Preferred Stock has not exercised the conversion right on or before March 12, 2012, then at that time all outstanding shares of Series A Preferred Stock will automatically convert, without the payment of any additional consideration, into Common Stock at the applicable conversion price discussed below.  Generally, each share of Series A Preferred Stock will be convertible into Common Stock based upon a conversion ratio equal to (x) the $2.50, divided by (y) the conversion price in effect at the time of conversion, which will initially be $2.50.  Accordingly, the initial conversion ratio will be one share of Common Stock for one share of Series A Preferred Stock.

The conversion price will change in the event that a Market Capitalization Contingency occurs.  A “Market Capitalization Contingency” is defined as the aggregate market value of the Common Stock, during any forty-five (45) trading days within any consecutive ninety (90) day period, equaling or exceeding one hundred fifty million dollars ($150,000,000.00). The aggregate market value of the Common Stock is determined for these purposes by multiplying (a) the number of shares of Common Stock outstanding (on a fully-diluted basis, as follows: taking into account the shares of Common Stock issuable upon the exercise of all outstanding warrants and other convertible securities or instruments issued by the Issuer, but excluding all shares of capital stock issued, issuable or reserved for issuance pursuant to or under the Issuer’s 2005 Stock Incentive Plan and the Issuer’s 2007 Equity Incentive Plan and excluding the shares of Common Stock issuable upon conversion of the Series A Preferred Stock), by (b) the closing sale price of a share of Common Stock, as reported on the over-the-counter bulletin board, or, if the Common Stock has been admitted to trading on a nationally recognized stock exchange or market quotation system (including, without limitation, the American Stock Exchange), as reported on such exchange or market quotation system.  Upon a Market Capitalization Contingency, the initial conversion ratio will be five shares of Common Stock for one share of Series A Preferred Stock.  The conversion ratio is subject to adjustment for subdivisions, combinations, consolidations and similar corporate events.  The rights and preferences of the Series A Preferred Stock is described in full in the Issuer’s Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock.

On March 25, 2008, simultaneously with the closing of the issuance of the Series A Preferred Stock described above, the Issuer entered into a Credit Agreement and a Note and Security Agreement with The Frost Group, LLC, a Florida limited liability company (“TFG”).  The Gamma Trust is a member of TFG.

Under this line of credit, TFG may lend up to $10,000,000 to the Issuer, in such amounts as may be requested in the Issuer’s discretion from time to time.  The maturity date for the line of credit is March 25, 2009, unless (i) the Issuer has borrowed any funds under the line of credit prior to March 25, 2009, or (ii) the Issuer elects to extend the line of credit.  In either of such events the maturity date will be extended until March 25, 2013.  Interest on outstanding borrowings under the line of credit will accrue at a 10% annual rate.  In the event that the Issuer draws on the line of credit, or the Issuer extends the maturity date until March 25, 2013, the Issuer will issue to TFG warrants to purchase 1,500,000 shares of Common Stock at an exercise price of $0.99 per share.  These warrants, if issued, will expire five years from the date of issuance.  Under the line of credit, the Issuer granted to TFG a security interest in substantially all of the assets of the Issuer other than the Issuer’s intellectual property.

Except as set forth above in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Gamma Trust directly owns (i) 6,535,666 shares of Common Stock, (ii) currently exercisable warrants that are exercisable for 266,666 newly issued shares of Common Stock and (iii) 632,000 shares of Series A Preferred Stock that are convertible on a one-for-one basis into newly issued shares of Common Stock (the conversion ratio of the Series A Preferred Stock is subject to adjustment as described in Item 4).  The Gamma Trust is deemed to be the beneficial owner of 20.40% of the Issuer’s Common Stock. The percentage of beneficial ownership is calculated based upon (i) 35,549,028 shares of Common Stock outstanding as of November 13, 2008, (ii) 266,666 newly issued shares of Common Stock that would be issued upon the exercise of the warrants and (iii) 632,000 newly issued shares of Common Stock that would be issued upon the conversion of the Series A Preferred Stock owned by the Reporting Persons.

The securities discussed above are directly owned by the Gamma Trust. As the sole trustee of the Gamma Trust, Dr. Frost may be deemed the beneficial owner of all shares owned by the Gamma Trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by such trust. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by the other Reporting Person or shares that may be obtained by the other Reporting Person upon the exercise of warrants or the conversion of Series A Preferred Stock within the next 60 days. Except as described herein, neither of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer since the filing of Amendment No. 4 to this Schedule 13D on February 10, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 4 above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.
Credit Agreement dated as of March 25, 2008, by and between Modigene Inc. and The Frost Group, LLC (previously filed as Exhibit 1 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 22, 2008).

2.
Note and Security Agreement dated as of March 25, 2008, by and between Modigene Inc. and The Frost Group, LLC (previously filed as Exhibit 2 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 22, 2008).

	3.	Securities Purchase Agreement dated as of March 3, 2009, by and between Frost Gamma Investments Trust and Centrum Bank AG.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2009	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: March 5, 2009	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D., Trustee
Phillip Frost, M.D. Trustee